CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

04010625

March 1, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

MAR 15 2004

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

dw 3/17

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management posts strong asset growth in January

TORONTO (February 2, 2004) – CI Fund Management Inc. ("CI") today reported total fee-earning assets at January 31, 2004, of $60.0 billion, an increase of 2.5% from a month earlier.

This consisted of total managed assets of $48.0 billion and administered assets of $12.0 billion. Managed assets include investment fund assets at subsidiaries CI Mutual Funds Inc. and Assante Corporation of $41.9 billion, an increase of 1.9% from December 31, 2003. Other managed assets include labour-sponsored funds of $172 million, structured products of $983 million and institutional accounts of $4.9 billion.

Administered assets include $11.3 billion in assets at Assante net of assets under management.

"CI is continuing to post strong asset growth across all aspects of our operations," said Stephen A. MacPhail, CI's Executive Vice-President, Chief Operating Officer and Chief Financial Officer. "Our managed assets are now up 7% since November 30, 2003, the end of our second quarter. The gains on equity markets are also boosting investor confidence and fostering an improving environment for fund sales."

During the month, CI Mutual Funds and Assante posted combined net sales of $58 million, up from $5 million in December 2003. CI had net sales of long-term funds of $9 million and net redemptions of money market funds of $15 million. Assante had net sales of $64 million.

Further information can be found below in the attached table of month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI Funds — News Release

CI FUND MANAGEMENT INC. JANUARY 31, 2004 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$498	$489	$9
CI money market	63	78	-15
TOTAL CI Funds	$561	$567	-$6
Assante excluding MMF	114	32	82
Assante money market	4	22	-18
TOTAL Assante Funds	$118	$54	$64
TOTAL CI	$679	$621	$58

FEE-EARNING ASSETS	Dec. 31/03 (millions)	Jan. 31/04 (millions)	% Change
CI mutual/segregated funds	$33,644	$34,261	1.8
Assante funds	7,491	7,673	2.4
	$41,135	$41,934	1.9
Managed labour-sponsored funds	166	172	3.6
Structured products	843	983	16.6
TOTAL Fund Assets	$42,144	43,089	2.2
Managed institutional	4,659	4,881	4.8
TOTAL Managed Assets	$46,803	$47,970	2.5
CI administered assets	746	748	0.3
Assante assets under administration (net of Assante funds)	11,000	11,300	2.7
TOTAL FEE-EARNING ASSETS	$58,549	$60,018	2.5

AVERAGE TOTAL FUND ASSETS	Dec. 31/03 (millions)	Jan. 31/04 (millions)	% Change
Monthly	$40,230	$41,523	3.2
Quarter-to-date	$40,230	$40,877	1.6
Fiscal year-to-date	$32,348	$33,508	3.6

COMMON SHARES	
Outstanding shares	295,226,672
In-the-money options	8,638,237
Percentage of all options	100%
All options % of shares	2.9%
Dividend yield @ $14.60 per share	3.4%
Shares repurchased during month	550,000
Average repurchase price	$14.65

FINANCIAL POSITION	(millions)
Bank debt	$309
In-the-money option liability (net of tax)	32
Cash & marketable securities	55
Net Debt Outstanding	$286
Terminal redemption value of funds (estimate only)	$835

This press release contains forward-looking statements with respect to CI and its products, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: SKG.UN**

Skylon Growth & Income Trust combines attractive yield and long-term growth potential

TORONTO (February 3, 2004) – Skylon Advisors Inc. today announced that it has received a receipt for the final prospectus in connection with Skylon Growth & Income Trust, a new investment vehicle designed to provide an attractive yield and long-term growth through active asset allocation between income trusts, high-yield debt, common shares and other securities. CI Mutual Funds' highly regarded Signature Funds Group will manage the Trust's portfolio.

The investment objectives of the Trust are to provide unitholders with monthly distributions, preserve capital throughout the five-year lifetime of the trust, and enhance the portfolio's long-term returns.

The Trust will provide distributions of 7% for the first 12 months, with the rate of distribution to be announced annually thereafter. In addition, unitholders will have the opportunity to benefit from gains as a result of the Trust's investment in equity and equity-related securities.

The Trust's portfolio will be managed by Eric Bushell and Ben Cheng, who have extensive experience in managing funds with similar investment objectives. Mr. Bushell, Chief Investment Officer of the Signature Group, is portfolio manager of the $1.7-billion Signature Select Canadian Fund, and Mr. Cheng is portfolio manager of the $1.5 billion Signature High Income Fund.

Initially, income funds and high-yield debt are expected to make up approximately 70% of the Trust's portfolio, with the remainder in common shares. This allocation, however, will vary with market conditions. Throughout the life of the Trust, the portfolio managers will employ an active asset allocation strategy allowing them to adjust the weightings of each asset class in order to enhance returns and reduce overall risk in the portfolio.

Skylon Growth & Income Trust units are now being offered to the public at a price per unit of $10.00, with a minimum investment of 100 units. They are fully eligible for registered plans and have been conditionally approved to trade on the Toronto Stock Exchange, under the symbol SKG.UN. They are available until February 18, 2004.

TD Securities Inc. and CIBC World Markets are the lead agents for the offering, along with a syndicate of other investment dealers. A copy of the Trust's prospectus can be viewed on the Skylon website at www.skyloncapital.com.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labor-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $60 billion in fee-generating assets as of January 31, 2004, and the industry's broadest selection of investment funds.

-30-

For further information, contact: David R. McBain, President and Chief Executive Officer, Skylon Advisors Inc. Tel: (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX

FOR IMMEDIATE RELEASE
February 11, 2004

CI AMENDS NORMAL COURSE ISSUER BID

Toronto, February 11, 2004 - The Toronto Stock Exchange (the "TSX") today accepted CI Fund Management Inc.'s amendment to its notice to proceed with a normal course issuer bid through the facilities of the TSX.

The notice previously provided that CI may, during the 12 month period commencing May 27, 2003 and ending May 26, 2004, purchase on the TSX up to 11,775,235 common shares for cancellation, being 5% of the issued and outstanding common shares at the time of the notice. The amendment provides that during the 12 month period commencing May 27, 2003 and ending May 26, 2004, CI may purchase on the TSX up to 14,758,593 common shares for cancellation, being 5% of the issued and outstanding common shares as of February 10, 2004.

CI believes that the market price of the common shares may, at certain times throughout the duration of the normal course issuer bid, be undervalued based on CI's future earnings and prospects.

To the best of the knowledge of the directors and senior officers of CI, no director, senior officer, associate of a director or senior officer, or person holding 10% or more of the common shares of CI intends at present to sell common shares during the course of this bid. However, sales by such persons through the facilities of the TSX or elsewhere may occur as the personal circumstances or decisions of any such person, unrelated to the bid, determine. The benefits to any such person whose common shares are purchased would be the same as the benefits available to all other holders whose common shares are purchased.

Since the commencement of the purchases under the normal course issuer bid on May 27, 2003, CI has purchased 1,679,700 of its common shares at an average price of $12.74 per common share.

For further information, contact:

Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer,
and Chief Financial Officer
CI Fund Management Inc.
Tel. No.: (416) 364-1145

SKYLON

FOR IMMEDIATE RELEASE

Skylon Growth & Income Trust Announces Exchange Ratios Relating to Exchange Option

TORONTO (February 12, 2004) – Skylon Advisors Inc., the manager of Skylon Growth & Income Trust (the "Trust"), today announced the exchange ratios relating to the exchange option (the "Exchange Option") with respect to the initial public offering of its trust units (the "Units"). Under the Exchange Option, prospective investors were able to purchase Units through an exchange of securities of certain exchange eligible income funds and corporations ("Exchange Eligible Issuers") for Units of the Trust. The securities of Exchange Eligible Issuers were required to be deposited under the Exchange Option on or before February 9, 2004.

Holders of securities of Exchange Eligible Issuers who have deposited their securities will continue to be holders of record up to the date of closing of the Offering and will receive all distributions or dividends in respect of securities deposited up to but not including the date of closing. The Offering is scheduled to close on February 18, 2004.

The number of Units to be issued in exchange for deposited securities of each Exchange Eligible Issuer was determined by dividing the weighted average trading price of the Exchange Eligible Issuer for the three consecutive trading days ending February 12, 2004, as adjusted to reflect distributions and dividends that will not be received by the Trust, by the offering price of $10.00 per Unit.

The Trust has accepted all securities of Exchange Eligible Issuers deposited under the Exchange Option. The table below sets out the Exchange Price and the Exchange Ratio for each Exchange Eligible Issuer, and the number of Units to be issued in exchange for securities of each Exchange Eligible Issuer.

The underwriting syndicate for the Offering is being co-led by TD Securities Inc. and CIBC World Markets Inc., and includes RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Scotia Capital Inc., HSBC Securities (Canada) Inc., Raymond James Ltd., Canaccord Capital Corporation, Desjardins Securities Inc., Dundee Securities Corporation, First Associates Investments Inc. and Wellington West Capital Inc.

For details of the Offering or the Exchange Option, investors should consult the Final Prospectus of the Trust dated January 30, 2004 or their financial advisor. Information is also available at www.skyloncapital.com.

Skylon Advisors Inc, is a financial services firm dedicated to providing Canadian with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX:CIX), an independent, Canadian-owned wealth management firm with approximately $60 billion in fee-generating assets as of January 31, 2004, and the industry's broadest selection of investment funds.

-30-

For further information, please contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-364-1145

SKYLON GROWTH & INCOME TRUST
Exchange Option Prices and Ratios

Name	Symbol	Exchange Price	Exchange Ratio
Acclaim Energy Trust	AE.UN	11.8698	1.1870
Alcan Inc.	AL	60.5823	6.0582
Alexis Nihon REIT	AN.UN	13.2580	1.3258
ARC Energy Trust	AET.UN	14.6498	1.4650
Bank of Montreal	BMO	57.1440	5.7144
Bank of Nova Scotia, The	BNS	68.4947	6.8495
Barrick Gold Corporation	ABX	27.8996	2.7900
BCE Inc.	BCE	29.1148	2.9115
Bombardier Inc. (Class B)	BBD.B	6.8214	0.6821
Bonavista Energy Trust	BNP.UN	20.4038	2.0404
Calpine Power Income Fund	CF.UN	11.9131	1.1913
Cameco Corporation	CCO	60.1271	6.0127
Canadian Imperial Bank of Commerce	CM	66.3437	6.6344
Canadian National Railway Company	CNR	81.7454	8.1745
Canadian Natural Resources Limited	CNQ	68.0727	6.8073
Canadian Oil Sands Trust	COS.UN	48.1446	4.8145
CCS Income Trust	CCR.UN	30.0418	3.0042
Clearwater Seafood Income Trust	CLR.UN	12.7072	1.2707
Cominar REIT	CUF.UN	15.7199	1.5720
Davis + Henderson Income Fund	DHF.UN	18.0472	1.8047
Enbridge Inc.	ENB	50.7637	5.0764
EnCana Corporation	ECA	54.5748	5.4575
Energy Savings Income Fund	SIF.UN	15.2475	1.5248
Enerplus Resources Fund	ERF.UN	38.0161	3.8016
Falconbridge Limited	FL	34.6107	3.4611
Fording Canadian Coal Trust	FDG.UN	49.1944	4.9194
Fort Chicago Energy Partners L.P.	FCE.UN	10.8235	1.0824
H & R REIT	HR.UN	17.3308	1.7331
InnVest REIT	INN.UN	11.5665	1.1567
Inter Pipeline Fund	IPL.UN	8.4808	0.8481
Loblaw Companies Limited	L	65.8065	6.5807
Magna International Inc. (Class A)	MG.A	106.7394	10.6739
Manulife Financial Corporation	MFC	48.0379	4.8038
Menu Foods Income Fund	MEW.UN	14.2871	1.4287
Newalta Income Fund	NAL.UN	17.6113	1.7611
Nortel Networks Corporation	NT	10.6155	1.0616
Pembina Pipleline Income Fund	PIF.UN	13.1300	1.3130
Pengrowth Energy Trust	PGF.UN	18.3448	1.8345
Petro-Canada	PCA	60.1016	6.0102
Petrofund Energy Trust	PTF.UN	16.9296	1.6930
Placer Dome Inc.	PDG	23.3520	2.3352
PrimeWest Energy Trust	PWI.UN	25.4019	2.5402
Riocan REIT	REI.UN	16.6208	1.6621
Royal Bank of Canada	RY	63.8888	6.3889
Shiningbank Energy Income Fund	SHN.UN	17.6540	1.7654
Sun Life Financial Inc.	SLF	36.5877	3.6588
Suncor Energy Inc.	SU	34.7269	3.4727
Superior Plus Income Fund	SPF.UN	27.1067	2.7107
Talisman Energy Inc.	TLM	74.8530	7.4853
TELUS Corporation (Non-Voting)	T	24.8159	2.4816
Thomson Corporation, The	TOC	44.1370	4.4137
Toronto-Dominion Bank, The	TD	44.8981	4.4898
TransCanada Corporation	TRP	27.2561	2.7256
TransCanada Power L.P.	TPL.UN	37.4129	3.7413
Vermilion Energy Fund	VET.UN	16.5253	1.6525
Yellow Pages Income Fund	YLO.UN	11.9697	1.1970

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: SKG.UN**

Skylon announces completion of $195 million public offering of Skylon Growth & Income Trust

TORONTO (February 18, 2004) – Skylon Advisors Inc., the manager of Skylon Growth & Income Trust (the "Trust"), today announced that the Trust completed its initial public offering of 19,500,000 units at a price of $10 per unit, for gross proceeds of $195 million.

Units of the Trust are now trading on the Toronto Stock Exchange under the symbol SKG.UN.

The investment objectives of the Trust are to provide unitholders with monthly distributions, preserve capital throughout the five-year lifetime of the Trust, and enhance the portfolio's long-term returns.

Monthly distributions from the Trust for the first 12 months will represent an annual distribution of 7%, with the rate of distribution to be announced annually thereafter. In addition, unitholders will have the opportunity to benefit from gains as a result of the Trust's investment in equity and equity-related securities.

Eric Bushell and Ben Cheng, who have extensive experience in managing funds with investment objectives that are similar to those of the Trust, will manage the Trust's portfolio. Mr. Bushell, Chief Investment Officer of the Signature Group of CI Mutual Funds Inc., is portfolio manager of the $1.7 billion Signature Select Canadian Fund. Mr. Cheng is portfolio manager of the $1.5 billion Signature High Income Fund.

Initially, income funds and high-yield debt are expected to make up approximately 70% of the Trust's portfolio, with the remainder in common shares. This allocation, however, will vary with market conditions. Throughout the life of the Trust, the portfolio managers will employ an active asset allocation strategy allowing them to adjust the weightings of each asset class in order to enhance returns and reduce overall risk in the portfolio.

TD Securities Inc. and CIBC World Markets Inc. were the lead agents for the offering, along with a syndicate of other investment dealers. The Trust has granted the agents an option to purchase up to an additional 2,925,000 units of the Trust.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $60 billion in fee-earning assets as of January 31, 2004, and the industry's broadest selection of investment funds.

-30-

For further information, please contact:
David R. McBain, President and Chief Executive Officer, Skylon Advisors Inc.
416-364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, February 18, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending February 29, 2004 of $0.0625 per unit payable on March 12, 2004 to unitholders of record as at February 27, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2004\feb\feb04.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending February 29, 2004

February 18, 2004 –Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending February 29, 2004 of $0.1510 per unit payable on March 12, 2004 to unitholders of record as at February 27, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

Skylon Global Capital Yield Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
416-681-6676
1-800-253-1043

J:\cvb\funds\skylon\distributions\feb04\rel-skylon-global.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending February 29, 2004

February 18, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending February 29, 2004 of $0.0666 per unit payable on March 12, 2004 to unitholders of record as at February 27, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

Saxon Diversified Value Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\feb04\rel-saxon.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending February 29, 2004

February 18, 2004 –Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending February 29, 2004 of $0.1875 per unit payable on March 12, 2004 to unitholders of record as at February 27, 2004.

The Trust's investment objectives are (i) to provide unitholders with tax-effective monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25 per unit to unitholders on or about April 30, 2007.

Skylon Capital Yield Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

J:\cvb\funds\skylon\distributions\feb04\rel-skylon-capital.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending February 29, 2004

February 18, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending February 29, 2004 of $0.1458 per unit payable on March 12, 2004 to unitholders of record as at February 27, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

Convertible & Yield Advantage Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\feb04\rel-skylon-convert.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending February 29, 2004

February 18, 2004 –Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending February 29, 2004 of $0.1510 per unit payable on March 12, 2004 to unitholders of record as at February 27, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

Skylon Global Capital Yield Trust II is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
416-681-6676
1-800-253-1043

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending February 29, 2004

February 18, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending February 29, 2004 of $0.15625 per unit payable on March 12, 2004 to unitholders of record as at February 27, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

High Yield & Mortgage Plus Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

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SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending February 29, 2004

February 18, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending February 29, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	February 27, 2004	March 12, 2004
Series B units	US$0.0417 per unit	February 27, 2004	March 12, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
416-681-6676
1-800-253-1043

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